Exhibit 1

ASX	Level 18, 275 Kent Street
Release	Sydney, NSW, 2000

3 DECEMBER 2021

Westpac notes APRA’s announcement on loss absorbing capacity

Westpac Banking Corporation (“Westpac”) notes APRA’s release in relation to loss absorbing capacity of Authorised Deposit taking Institutions (ADIs).

In 2019 APRA announced its framework for loss absorbing capacity for ADIs and required an increase in the total capital requirement of Domestic Systemically Important Banks (D-SIBs) of 3% of risk weighted assets (RWAs), to be met by 1 January 2024.

APRA has now announced this requirement will rise to 4.5% of RWAs, a 1.5% increase on the prior announcement, to be met by D-SIBs by 1 January 2026. We expect to meet this requirement through the issuance of Tier 2 Capital primarily, with a corresponding decrease in senior debt issuance.

Based on Westpac’s 30 September 2021 RWA position, the additional 1.5% requirement increases total capital by $6.5 billion. The final requirement will depend on Westpac’s RWAs at 1 January 2026. Westpac is well placed to meet the additional requirements by 1 January 2026.

For further information:

David Lording	Andrew Bowden
Group Head of Media Relations	Head of Investor Relations
M. 0419 683 411	M. 0438 284 863

This document has been authorised for release by Tim Hartin, General Manager & Company Secretary.